UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 31, 2007                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2007

                      (Unaudited - Prepared by Management)

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


    The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the three months ended August 31, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                    AUGUST 31,        MAY 31,
                                                       2007            2007
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    376,337       1,680,753
Amounts receivable (Note 3)                             679,342         269,997
Prepaid expenses and deposits                            39,867          52,580
Inventories (Note 4)                                  1,037,469         116,706
                                                   ------------    ------------
                                                      2,133,015       2,120,036

IVA TAX RECEIVABLE                                    1,187,815       1,045,413

MINERAL PROPERTY INTERESTS (Note 5)                  25,782,846      26,240,492

PROPERTY, PLANT AND EQUIPMENT (Note 6)                1,435,524       1,364,623
                                                   ------------    ------------
                                                     30,539,200      30,770,564
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                497,389         388,386
Current portion of long-term debt (Note 7)              950,760         962,910
                                                   ------------    ------------
                                                      1,448,149       1,351,296

LONG-TERM DEBT (Note 7)                                 368,740         615,193

ASSET RETIREMENT OBLIGATION (Note 15)                   603,447         590,894

FUTURE INCOME TAX LIABILITIES                         4,300,000       4,300,000
                                                   ------------    ------------
                                                      6,720,336       6,857,383
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               96,612,893      96,437,468

CONTRIBUTED SURPLUS (Note 10)                         3,382,942       2,891,157

DEFICIT                                             (76,176,971)    (75,415,444)
                                                   ------------    ------------
                                                     23,818,864      23,913,181
                                                   ------------    ------------
                                                     30,539,200      30,770,564
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA    , Director
--------------------
/s/ NICK DEMARE      , Director
--------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)



                                                       2007            2006
                                                         $               $

REVENUE                                               1,766,783               -

COST OF OPERATIONS                                   (1,315,838)              -

DEPLETION AND AMORTIZATION                             (237,407)              -
                                                   ------------    ------------
OPERATING PROFIT                                        213,538               -
                                                   ------------    ------------
EXPENSES

General and administration                              394,199         107,137
Amortization                                                  -           5,400
Accretion of reclamation obligation                      12,553               -
Interest expense on long-term debt                       34,546               -
Stock-based compensation                                506,785           9,000
                                                   ------------    ------------
                                                        948,083         121,537
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (734,545)       (121,537)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                 4,168          24,270
Foreign exchange loss                                   (31,150)        (39,239)
                                                   ------------    ------------
                                                        (26,982)        (14,969)
                                                   ------------    ------------
NET COMPREHENSIVE LOSS FOR THE PERIOD                  (761,527)       (136,506)

DEFICIT - BEGINNING OF PERIOD                       (75,415,444)    (71,741,383)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (76,176,971)    (71,877,889)
                                                   ============    ============

BASIC AND DILUTED LOSS PER SHARE                        $(0.03)         $(0.01)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                            29,719,129      11,993,291
                                                   ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31,
                      (Unaudited - Prepared by Management)


                                                       2007            2006
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (761,527)       (136,506)
Adjustment for items not involving cash
   Depletion and amortization                           237,407           5,400
   Accretion of reclamation obligation                   12,553               -
   Stock-based compensation                             506,785           9,000
   Interest expense                                       9,553               -
   Foreign exchange                                     (20,575)              -
                                                   ------------    ------------
                                                        (15,804)       (122,106)
Increase in amounts receivable                         (409,345)       (222,889)
Decrease in prepaid expenses and deposits                12,713           1,575
Increase in inventories                                 (11,935)              -
Increase in IVA tax receivable                         (142,402)              -
Increase (decrease) in accounts payable and
   accrued liabilities                                   77,631         (94,399)
                                                   ------------    ------------
                                                       (489,142)       (437,819)
                                                   ------------    ------------
FINANCING ACTIVITIES

Payment on long-term debt                              (238,028)              -
Issuance of common shares                               160,425       1,800,000
Share issue costs                                             -         (18,623)
                                                   ------------    ------------
                                                        (77,603)      1,781,377
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to property, plant and equipment             (102,215)        (14,537)
Additions to mineral property interests                (635,456)     (1,585,533)
                                                   ------------    ------------
                                                       (737,671)     (1,600,070)
                                                   ------------    ------------
DECREASE IN CASH FOR THE PERIOD                      (1,304,416)       (256,512)

CASH - BEGINNING OF PERIOD                            1,680,753       3,657,676
                                                   ------------    ------------
CASH - END OF PERIOD                                    376,337       3,401,164
                                                   ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS

         Pursuant to agreements entered into in January 2006 and December 2006, Rochester Resources Ltd. (the "Company") has acquired a 100% undivided interest in the Mina Real Property, located in Nayarit State, Mexico. The Company, through its acquisition of the Mina Real Property is engaged in silver mining, as well as related activities including exploration and development in Mexico. As at the end of December 2006 the Company has completed construction of the cyanidation processing plant and related infrastructure at the Mina Real Property. Commissioning of the mill commenced in January 2007. Effective June 1, 2007, the Mina Real Property was determined by management to have achieved commercial production.

         As at August 31, 2007 the Company had working capital of $684,866. The Company anticipates that it will require additional funding to conduct a planned increase in the capacity of the mill facility, to provide adequate working capital for operations, exploration and development and to retire its long-term debt.

         These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to continue as a going concern.

         See also Note 16.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         ACCOUNTING POLICIES ADOPTED

         Revenue Recognition

         Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         RECENT ACCOUNTING PRONOUNCEMENTS

         Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

         Financial Instruments - Recognition and Measurement (Section 3855)

         In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

         Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at August 31,2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company 's financial statements.

         Comprehensive Income (Section 1530)

         Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

         COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three month period ended August 31, 2007.


3.       AMOUNTS RECEIVABLE
                                                     AUGUST 31,        MAY 31,
                                                       2007            2007
                                                         $               $

         Production receivable                          623,819         190,812
         Other receivables                               55,523          79,185
                                                   ------------    ------------
                                                        679,342         269,997
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



4.       INVENTORIES

                                                     AUGUST 31,        MAY 31,
                                                       2007            2007
                                                         $               $

         Finished product                                19,881               -
         Stock-piled ore                                888,947               -
         Mine stores, supplies and other                128,641         116,706
                                                   ------------    ------------
                                                      1,037,469         116,706
                                                   ============    ============


5.       MINERAL PROPERTY INTERESTS

                                                     AUGUST 31,        MAY 31,
                                                       2007            2007
                                                         $               $

         Producing

         Mina Real Property

         Acquisition and other                       18,458,507      18,458,507
         Deferred exploration and development costs   7,588,071       7,948,907
         Accumulated depletion                         (407,200)       (201,108)
                                                   ------------    ------------
                                                     25,639,378      26,206,306
                                                   ------------    ------------
         Non-Producing

         Santa Fe Property

         Acquisition and other                           63,094          34,186
         Deferred exploration                            80,374               -
                                                   ------------    ------------
                                                        143,468          34,186
                                                   ------------    ------------
                                                     25,782,846      26,240,492
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,377 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                  i)       an initial  20%  interest  on funding  the initial US
                           $750,000;
                  ii)      a further  20%  interest  on  funding  a  further  US
                           $750,000; and
                  iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB Holdings Ltd. through the issuance of 10,500,000 common shares of the Company.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



5.       MINERAL PROPERTY INTERESTS (continued)

                  The Company has also staked an additional 3,981 hectares adjacent to the Mina Real Property.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.


6.       PROPERTY, PLANT AND EQUIPMENT

                                                  AUGUST 31, 2007
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                  69,907          11,339          58,568
         Office equipment                17,071             829          16,242
         Mill and mine equipment        945,802          45,722         900,080
         Buildings                      157,082           5,796         151,286
         Land                           309,348               -         309,348
                                   ------------    ------------    ------------
                                      1,499,210          63,686       1,435,524
                                   ============    ============    ============

                                                   MAY 31, 2007
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                  69,907           6,928          62,979
         Office equipment                16,060             402          15,658
         Mill and mine equipment        883,184          22,079         861,105
         Buildings                      118,495           2,962         115,533
         Land                           309,348               -         309,348
                                   ------------    ------------    ------------
                                      1,396,994          32,371       1,364,623
                                   ============    ============    ============


7.       LONG-TERM DEBT
                                                     AUGUST 31,       MAY 31,
                                                        2007           2007
                                                         $               $

         Amount due to Huajicari                      1,319,500       1,578,103
         Less:  current portion                        (950,760)       (962,910)
                                                   ------------    ------------
                                                        368,740         615,193
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



7.       LONG-TERM DEBT (continued)

         The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. As at August 31, 2007 interest of $9,553 remained outstanding and has been included in accounts payable and accrued liabilities.


8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                        THREE MONTHS ENDED                  YEAR-ENDED
                                                          AUGUST 31, 2007                   MAY 31,2007
                                                   -----------------------------   ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                29,665,438      96,437,468      11,237,735      75,890,208
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash

         Private placements                                   -               -       4,600,456       6,575,524
         Exercise of warrants                           137,300         141,825       2,864,247       3,188,286
         Exercise of options                             30,000          18,600         463,000         302,360
         Reallocation from contributed surplus
            relating to the exercise of options               -          15,000               -         226,662
         Reallocation from contributed surplus
            relating to the exercise of agent's
            option and related warrants                       -               -               -          32,965
         For acquisition of ALB                               -               -      10,500,000      10,500,000
                                                   ------------    ------------    ------------    ------------
                                                        167,300         175,425      18,427,703      20,825,797
         Less:  share issue costs                             -               -               -        (278,537)
                                                   ------------    ------------    ------------    ------------
                                                        167,300         175,425      18,427,703      20,547,260
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      29,832,738      96,612,893      29,665,438      96,437,468
                                                   ============    ============    ============    ============


         A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at August 31, 2007 and 2006 and the changes for the three months ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

         Balance, beginning of period                 2,363,458         1.90          1,282,000         0.97
         Issued                                               -            -          2,000,000         1.15
         Exercised                                     (137,300)        1.03                  -            -
                                                   ------------                    ------------
         Balance, end of period                       2,226,158         1.96          3,282,000         1.08
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



8.       SHARE CAPITAL (continued)

         The  following  table   summarizes   information   about  the  warrants
         outstanding and exercisable at August 31, 2007:

                                      EXERCISE
             NUMBER                     PRICE                EXPIRY DATE
                                          $

              352,659                    0.80                May 3, 2008
              573,500                    1.40                December 11, 2008
               74,999                    2.25                February 2, 2008
              525,000                    2.25                February 12, 2008
              700,000                    2.75                November 17, 2008
         ------------
            2,226,158
         ============

         See also Note 16.


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the three months ended August 31, 2007 , the Company recorded compensation expense of $44,625 (2006 - $9,000) on stock options granted to consultants which vested during the period.

         During the three months ended August 31, 2007, the Company granted 424,000 (2006 - nil) stock options to the Company's directors,
         employees  and  consultants  and  recorded   compensation   expense  of
         $462,160.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the three months ended August 31, 2007 and 2006:

                                            2007                   2006

         Risk-free interest rate        4.51% - 4.71%             4.12%
         Estimated volatility                99%                   109%
         Expected life                2.3 years - 3 years        0.5 year
         Expected dividend yield              0%                     0%

         The weighted average fair value of stock options granted during the three months ended August 31, 2007 to the Company's directors, employees and consultants was $1.09 (2006 - nil) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at August 31, 2007 and 2006 and the changes for the three months ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS         EXERCISE        OPTIONS         EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 2,582,000         1.57            720,000         0.62
         Granted                                        524,000         1.65                  -          -
         Exercised                                      (30,000)        0.62                  -          -
         Cancelled/Expired                             (330,000)        1.77                  -          -
                                                   ------------                    ------------
         Balance, end of period                       2,746,000         1.57            720,000         0.62
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2007:

             NUMBER            NUMBER        EXERCISE
          OUTSTANDING       EXERCISABLE        PRICE           EXPIRY DATE
                                                 $

               27,500            27,500        0.50            November 10, 2008
              204,500           204,500        0.62            January 17, 2009
              150,000           112,500        1.40            November 24, 2009
              355,000           355,000        0.90            September 5, 2011
            1,535,000         1,535,000        1.85            January 8, 2010
               50,000                 -        2.15            February 14, 2010
              100,000                 -        1.65            June 8, 2010
              324,000           324,000        1.65            June 12, 2010
         ------------      ------------
            2,746,000         2,558,500
         ============      ============

         See also Note 16(b).


10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as August 31, 2007 and 2006 and the changes for the three months ending on those dates is presented below:

                                                       2007            2006
                                                         $               $

         Balance, beginning of period                 2,891,157         608,284
         Stock-based compensation on stock
            options (Note 9)                            506,785           9,000
         Stock options exercised                        (15,000)              -
                                                   ------------    ------------
         Balance, end of period                       3,382,942         617,284
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



11.      RELATED PARTY TRANSACTIONS

         During the three months ended August 31, 2007 and 2006 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2007            2006
                                                         $               $

         Accounting and administration                   17,370          15,496
         Management fees                                      -          19,500
         Professional fees                               44,144          15,000
                                                   ------------    ------------
                                                         61,514          49,996
                                                   =============   ============

         These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at August 31, 2007, accounts payable and accrued liabilities include $24,659 (2006 - $25,996) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.


12.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the acquisition, exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                  AUGUST 31, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)
                                         $               $               $

         Mineral operations(Mexico)  30,142,257       1,766,783           3,021
         Corporate (Canada)             396,943           4,168        (764,548)
                                   ------------    ------------    ------------
                                     30,539,200       1,770,951        (761,527)
                                   ============    ============    ============

                                                   MAY 31, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES           LOSS
                                         $               $               $

         Mineral operations(Mexico)  29,217,261               -        (113,548)
         Corporate (Canada)           1,553,303          46,622      (3,560,513)
                                   ------------    ------------    ------------
                                     30,770,564          46,622      (3,674,061)
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2007 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2007 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.


14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the three months ended August 31, 2007 and 2006 as follows:

                                                       2007            2006
                                                         $               $
         Financing activities

         Issuance of common shares non-cash
            consideration                                15,000               -
         Contributed surplus                            (15,000)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Investing activity

         Additions to mineral property interests       (345,623)              -
                                                   ============    ============

         Operating activity

         Increase in accounts payable and
            accrued liabilities                         345,623               -
                                                   ============    ============

         Other supplemental cash flow information:
                                                       2007            2006
                                                         $               $

         Interest paid in cash                           37,031               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2007
                      (Unaudited - Prepared by Management)



15.      ASSET RETIREMENT OBLIGATION

         A summary of the Company's reclamation obligation on the Mina Real Property at August 31, 2007 and 2006 and the changes for the three months ended on those dates is as follows:
                                                       2007            2006
                                                         $               $

         Balance, beginning of period                   590,894               -
         Accretion                                       12,553               -
                                                   ------------    ------------
         Balance, end of period                         603,447               -
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


16.      SUBSEQUENT EVENTS

         (a) On October 25, 2007 the Company completed a private placement of 2,000,000 units at $2.00 per unit for gross proceeds of $4,000,000. Each unit comprises one common share and one-half share purchase warrant. One full warrant entitles the holder to purchase an additional common share at an exercise price of $2.25 per share for a period of 18 month. Canaccord Capital Corp. (the "Agent") was paid a commission of $40,274 cash and 126,113 units (the "Agent's Units") at a fair value of $252,226. Each Agent's Unit comprises one common shares and one-half share purchase warrant, with the same exercise terms as the purchase warrants. The Company also paid Canaccord an administration fee of $15,000, a corporate finance fee of 125,000 common shares of the Company and issued 146,250 warrants (the "Agent's Warrants"). Each Agent's Warrant is exercisable into a common share at an exercise price of $2.00 per share for a period of 18 months.

         (b) On October 26, 2007, the Company granted stock options to its officers, directors, employees and consultants to purchase up to 650,000 shares of the Company at a price of $2.12 per share, for a period of three years.











                            ROCHESTER RESORUCES LTD.








                  Management's Discussion and Analysis For the
                    Three Month Period Ended August 31, 2007

















        Suite 1305 - 1090 Georgia Street, Vancouver, B.C., Canada V6E 3V7
      Tel: (604) 685-9316 Fax: (604) 683-1585 www.rochesterresourcesltd.com
                           RCT (TSX Venture Exchange)

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                FOR THE THREE MONTH PERIOD ENDED AUGUST 31, 2007


The following Management's Discussion and Analysis ("MD&A") of Rochester Resources Ltd. ("Rochester" or the "Company") is prepared as at October 29, 2007 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes for the three month period ended August 31, 2007, which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer actively engaged in the exploration and development of its Mina Real and Santa Fe Properties, comprising 11,181 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico. The Company now has an operating mill which should soon be generating significant cash flow from operations. The Company is planning an aggressive exploration development and expansion program utilizing funds raised in the capital markets and cash flow from operations to assist in the expansion of its property resource and production capabilities.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

CHANGES TO THE BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

On June 8, 2007, Mr. Nick DeMare, was appointed to the Board and replaced Mr. Douglas Good as Chairman.

On August 10, 2007 the Company announced that Mr. Eduardo Luna, Chairman of Silver Wheaton Corp. and recently retired President of Goldcorp Inc's Mexican mining operations, joined the board of Rochester. Mr. Luna replaced Mr. Gil Leathley who moved to the Mining Advisory Board.

PROPERTY UPDATE

OVERVIEW

Effective December 1, 2006, the balance of the 49% interest in the Mina Real Property was acquired by the Company though the issuance of 10,500,000 common shares in exchange for all of the outstanding shares of ALB. The sole asset of ALB is its 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico") and the only liability of ALB is an underlying obligation which, as of August 31, 2007, stands at US $1,250,000 to an ex-partner and a 1% net smelter royalty obligation on its interest in the Mina Real Project. On January 30, 2007, the Company added to its land position by staking an additional 3,981 hectares adjacent to the Mina Real property. The Company now holds a 100% interest in the Mina Real gold/silver property comprising 7,358 hectares of exploration and mining concessions located east of the capital city of Tepic, in the state of Nayarit, Mexico.

On March 12, 2007, the Company entered into an option agreement to acquire a 70% interest in the Santa Fe gold-silver property located immediately east of its high-grade Mina Real Property in the State of Nayarit, Mexico. The Santa Fe Property covers approximately 3,823 hectares, and previous work has identified ten zones of epithermal veining and mineralization on the property. This brings the Company's total land package to 11,181 hectares.

MILL OPERATIONS

Commissioning of the Mina Real mill began in January 2007 and the first gold and silver precipitate was delivered to the refinery in early February. Since May 31, 2007 the mill has been in commercial production and operating in a satisfactory manner with some disruptions in production being experienced. June production was particularly impacted due to down time associated with intermittent power outages being experienced from our primary supplier of electricity. A second back-up power generator has been put into operation which now provides the power capacity to operate when there is disruption in service from the main grid. Further improvements are being implemented to attain more accurate and continuous reconciliation of the throughput tonnage, production, and deliveries to the refinery.

Since May 2007, production has ramped up steadily from average production levels of 150 tonnes/day to average levels of about 200 tonnes/day by the end of the first fiscal quarter. The current recovery rate for gold is surpassing 90% and beginning to approach our initial target of 94%. Recovery rates for silver are still averaging between 40% and 60%. Additional metallurgical testing is in process to define the necessary modifications to improve the silver recovery.

MINING OPERATIONS

During the three month period ended August 31, 2007 the Company continued with development mining activities in order to prepare the initial mining area at Florida for increased production. As at August 31, 2007, the stockpile of mineralized material was estimated at 11,669 tonnes.

Mine development activities are continuing at the Florida triple vein structure with current activities concentrating on ramping down to level 1090 and below to determine the base of the mineralization which remains open to depth.

A comprehensive sampling of the ramp development from Level 1115 down to Level 1090 was undertaken during the last quarter and assays were received from SGS Laboratories, an independent ISO 2000 certified laboratory. The independent assays from 58 ramp channel samples taken over approximately 120 metres of development within the vein system indicate an average vein width of 1.35 metres with average grades of 17 grams/tonne gold and 139 grams/tonne silver. On the upper ramp to Level 1115, grades on 11 contiguous channel samples taken over approximately 20 metres of vein structure averaged 30.8 grams/tonne gold and 212 grams/tonne silver and an average width of 1.33 metres. Six of these samples ranged between 26.7 and 59.1 grams/tonne gold. The lower ramp has so far produced an average grade of 15.1 grams/tonne gold and 116 grams/tonne silver from 19 channel samples taken over approximately 38 metres.

GEOLOGY OF PROPERTIES & RECENT EXPLORATION ACTIVITIES

Mina Real Property

In January 2007, the Company announced that it had staked an additional 3,981 hectares adjacent to the 3,377 hectares previously comprising the Mina Real concessions in Nayarit, Mexico. In addition to protecting the continuity of five vein structures - La Florida, El Puerto 1, El Puerto 2, Tajos Cuates 1 and Tajos Cuates 2 - as well as three recently discovered veins on the property, there is potential that this additional ground could add to the Company's resource base and provide additional mill feed to the recently constructed conventional mill on the property. The Company also announced that it had located several outcrops on the properties that indicate the existence of additional veins that were previously undiscovered. A drilling and exploration program is being developed to define the potential of the vein structures uncovered to date on both the existing and recently acquired ground.

The north end of the Florida Veins within the mine workings is defined by a late dacite intrusive which truncates the veins. On surface further north, a number of quartz veins oriented parallel to the Florida trend have been identified in scattered outcrops up to 1.5 kilometres further to the north. Initial exploration for the projected northern continuation of the Florida Vein system was done by means of an underground drive across the intrusive on the 1160 level of the Florida Mine. This work successfully crossed through 180 metres of the intrusive and emerged into highly faulted and altered volcanic rocks to the northwest. The next phase of exploration work will consist of more extensive surface trenching, sampling and mapping of the Florida North system combined with a drill program to identify the exact location of the vein system in Florida North and continued drift development in the form of a cross-cut approached from the northeast.

The Tajos Cuates vein system is located 1 kilometre southwest of the Florida Mine site and is a primary target in the near term to outline additional potential ore sources for the existing milling operation. This vein system is a robust low sulphidation epithermal vein which has been traced on surface over
1.8 kilometres, and known workings and a historical drill intercept extend over a vertical horizon of at least 200 metres. The mineralization is silver rich compared to the Florida Vein system - a 1.70 metre wide sample collected by Victor Jaramillo P.Geo. from the Chalata Adit assayed 2.7 g/t gold and 1300 g/t silver. Three drill holes completed in 2006 provided confirmation that the mineralized vein structure continues to depth and established a base of the mineralized horizon at about the 900 metre level. Drill hole No. 800-7-04 intersected 2.42 metres (estimated true width 1.5 metres) of mineralization which assayed 4.9 grams/tonne of gold and 310 grams/tonne of silver at the 915 metre elevation.

Recent work has extended road access to Tajos Cuates, and initial underground rehabilitation work is underway to allow exploration and bulk sampling of the vein system in more detail. In addition, surface work has identified two new mineralized systems in the area, Tomas and El Crudo. Preliminary surface sampling has returned 2.10 metres grading 3.7 g/t gold and 137 g/t silver from Tomas, and 0.70 metres grading 4.9 g/t gold and 106 g/t silver from El Crudo.

The veins  systems at Tajos Cuates are the primary  target for  expansion of our
mining  operations.   Drift  development  activities  are  already  underway  to supplement more extensive trenching and surface sampling activities.

Santa Fe Property

Initial exploration activities on the recently acquired Santa Fe Property (70% interest), which adjoins the Florida tenements to the east and northeast, has concentrated on developing approximately 8 kilometres of new road access to the central portion of the property, thereby allowing systematic sampling and development of the multiple vein systems in that area.

The work to date has better defined the three main vein systems, all of which trend northwesterly and are sub-parallel with some cross veining. From west to east, these are the Jonas system, the Clavellino system, and the Tajitos system.

[GRAPHIC OMITTED][GRAPHIC OMITTED]
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

            OMITTED GRAPHIC MAY BE VIEWED AT THE COMPANY'S WEBSITE:
                         www.rochesterresourcesltd.com

[Graphic is a diagram of the Florida Mine showing the location of the Florida Mine in relation to the Talitos Vein, Clavelino System and Jonas System.]

Of the three, initial indications are that the Clavellino system is the most extensive, having been traced over a length of more than 3 kilometres. The width of this structure varies from 1 metre to 40 metres. At the south end, multiple quartz veins occur over a width of 30 to 40 metres, with some values in the intervening wallrocks. At the north end (El Picacho), the vein structure is more discrete, consisting of a 5.4 metre wide zone of silicification. The central 0.5 metres returned values of 3.36 g/t gold and 163 g/t silver .

Two samples taken from old surface workings in the Tepehuaje section of Clavellino returned a grade of 2 grams/tonne of gold and 235 grams/tonne of silver over a 1.6 metre average width. A centre section of 0.7 metres produced 5 grams/tonne of gold and 481 grams/tonne of silver.

Sampling along new exposures created by recent road building has exposed the Jonas system in a number of places. Jonas is a silver-rich system, with one main and several subsidiary northwest-trending quartz structures. Continuous sampling by the Company has shown that silver values are not just confined to the main veins however, and occur in some of the intervening altered volcanic wallrocks. Many sample results have yet to be received, however sampling to date on the main level has defined three parallel zones grading 0.27 g/t gold and 162 g/t silver over 2.40 metres, 0.81 g/t gold and 378 g/t silver over 0.62 metres, and
0.23 g/t gold and 234 g/t silver over 0.83 metres. Individual sample results for gold range from less than 0.03 g/t to 3.6 g/t and silver from less than 3 g/t to 796 g/t, which includes samples taken from the intervening rock.

The Tajitos system is relatively narrow (1-1.5 metres true width) exposed in a series of old workings, but well mineralized over more than 300 metres of the 700 metre length identified to date. A sample from the north end of the system produced 4.68 g/t gold and 1,380 g/t silver over 0.7 metres width.

A significant feature of these systems at the Santa Fe Property is the identification of gold and silver mineralization over a vertical extent of almost 700 metres (833 metres above sea level at the El Bagre vein and at the 1522 metre elevation at the north end of the Tajitos system), twice that found on the Mina Real Property. It is also important to note that these types of epithermal vein systems vary in width and grade over strike and depth. Grades obtained from surface outcrops may or may not be depleted from exposure to the elements with significantly higher grades potentially occurring at depth and then tapering back to lower grades as the base of the system is approached. However, the Santa Fe structures appear to be very similar to those encountered at Mina Real where strong gold and silver grades have been experienced and reported from mining activities between the 1090 to 1200 metre elevations.

The Santa Fe Property is within trucking distance of the Mina Real mill and has the potential to provide additional mill feed to support a material increase in capacity at the Mina Real mill or possibly support the development of a second mill in the area.

FUTURE EXPLORATION AND DEVELOPMENT

Florida Vein System

The Company will be implementing a 2000 metre diamond drill program and a 600 metre drift development program at the Florida North project to identify the continuation of the Florida triple vein system. The mineralization at Florida North has been traced at surface for approximately 1.5km to the N-NW of the Florida mine.

Tajos Cuates Vein System

Over the past six months the Company has been conducting drift development at the Tajos Cuates vein system 800 meters southwest of Florida. The Company has discovered an additional two off-shoot veins at this system and like Florida North, the vein system has been traced at surface for approximately 1.5 kilometers. There are significantly higher reported grades of silver at Tajos Cuates versus Florida. The Company will be implementing a 2000 metre diamond drill program and a 600 metre drift development program over the coming months.

Santa Fe Property

Earlier this year the Company's Phase 1 exploration program, combined with road development, successfully unveiled a very large vein system at surface called "Clavellinos". Santa Fe is the Company's highest priority exploration target; the Company will be implementing a 3000 metre diamond drill program and an 800 metre drift development program at Clavellinos and several other parallel vein systems. The Company believes there is significant potential to discover a stand-alone deposit capable of supporting its own mill. In addition, the Company has identified 26 other vein systems across the Santa Fe property with several vein systems striking greater than 4 kilometers traced along surface. Of note, the "Clavellinos" vein system, at its north end, has a 40 meter wide mineralized alteration zone with three sub-parallel high-grade epithermal veins emplaced within, including a horizon potentially up to 700 meters (twice the horizon found at the Florida Mine). 4+ kilometers away at the south end, the Clavellinos vein system has variable widths between 5 meters and 8 meters traced at surface.

Mill Production

The Mina Real mill is currently in production, processing 200 tonnes/day, and as of the end of August 2007, it is generating positive cash flow from operations. Studies are underway to investigate increasing production up to 300 tonnes/day by early 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            ----------   -------------------------------------------------   ------------------------------------
                            FISCAL 2008                     FISCAL 2007                                   FISCAL 2006
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING   AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06    FEB 28/06    NOV 30/05
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                     1,766,783          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Cost of operations          (1,315,838)         Nil          Nil          Nil          Nil          Nil          Nil          Nil
Depletion and amortization    (237,407)         Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (948,083)    (545,036)  (2,039,218)    (640,911)    (121,537)    (237,338)    (343,844)    (118,492)
Other items                    (26,982)     (45,534)    (263,722)      (3,134)     (14,969)     (22,415)         230      (17,003)
Net loss                      (761,527)    (590,570)  (2,302,940)    (644,045)    (136,506)    (259,753)    (343,614)    (135,495)
Basic and diluted loss per
   share                         (0.03)       (0.04)       (0.09)       (0.05)       (0.01)       (0.06)       (0.07)       (0.06)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------



                            ----------   -------------------------------------------------   ------------------------------------
                            FISCAL 2008                     FISCAL 2007                                   FISCAL 2006
                            ----------   -------------------------------------------------   ------------------------------------
THREE MONTH PERIODS ENDING   AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06    MAY 31/06    FEB 28/06    NOV 30/05
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

BALANCE SHEET:

Working capital                684,866      768,740    1,227,597    1,898,776    3,595,277    3,536,076    2,098,783      192,592
Total assets                30,539,200   30,770,564   23,019,599    7,765,911    6,531,028    4,971,556    2,338,844      214,439
Total long-term liabilities  5,272,187    5,506,087      936,000          Nil          Nil          Nil          Nil          Nil
                            ----------   -------------------------------------------------   ------------------------------------

RESULTS OF OPERATIONS

During the three months ended August 31, 2007 (the "2008 First Quarter") the Company reported a net loss of $761,527 compared to a net loss of $136,506 for the three months ended August 31, 2006 (the "2007 First Quarter"), an increase in loss of $625,021. The quarters are not comparable as the Company was not in commercial production prior to June 1, 2007 and had no production in the corresponding 2007 First Quarter. As a result, no depletion on mineral property interests or amortization on property, plant and equipment was taken until the 2008 First Quarter.

The Company recognized net revenue during the 2008 First Quarter of $1,766,783 on 2,656 oz. of gold shipped by the Company (2007 First Quarter - $nil). This represents a significant increase over the previous quarter's sales of $503,680 from the sale of 782 oz. of gold equivalent which was credited against production costs during the commissioning period.

General and administrative expenses for the three months ended August 31, 2007 and 2006 are as follows:

                                                          2007         2006
                                                           $            $

Accounting and administrative                             17,370       17,645
Consulting                                                51,313       14,326
Corporate development                                     30,030        7,425
Insurance                                                  7,756            -
Investor relations                                        18,000       19,850
Legal                                                      1,180          103
Management fees                                                -       19,500
Office                                                    65,017        5,905
Regulatory fees                                            2,150        1,475
Rent                                                       7,411        2,400
Salaries and benefits                                    154,183        6,411
Shareholder costs                                          4,605        1,339
Transfer agent fees                                        2,853        3,436
Travel                                                    32,331        7,322
                                                      ----------   ----------
                                                         394,199      107,137
                                                      ==========   ==========

General and administrative expenses of $394,199 were reported in the 2008 First Quarter, an increase of $287,062, from $107,137 in the 2007 First Quarter. Specific expenses of note during the 2008 First Quarter as compared to the 2007 First Quarter are as follows:

    - accounting and administrative fees of $17,370 (2007 First Quarter - $17,645) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;
    - consulting fees totalling $44,144 (2007 First Quarter - $114,326) were paid to current and former directors and officers;
    - corporate development expenses of $30,030 (2007 First Quarter - $7,425) for ongoing market awareness and promotional campaign and participation in an investment conferences in Frankfurt;
    - $18,000 was paid to Empire Communications inc. ("Empire") to provide investor relations services. During the 2007 First Quarter, $19,850 was paid to Accent Marketing Limited ("Accent") to provide a market awareness campaign and investor relation activities in Europe;
    - travel expenses of $32,331 (2007 First Quarter - $7,322) for ongoing mine site visits to Mexico and participation in an investment conferences in Frankfurt;

    - incurred $7,756 for director and officers' insurance for the 2008 First Quarter;
    - during the 2007 First Quarter management fees of $19,500 were paid to the President of the Company;
    - office expenses of $65,017 (2007 First Quarter - $5,905) were incurred, of which $58,638 was for costs associated with the mining office in Mexico; and
    - salaries and benefits expense of $154,183 (2007 First Quarter - $6,411) was paid mainly for the administrative staff in Mexico.

Interest income is generated from cash held with the Company's financial institution. During the 2008 First Quarter, the Company reported interest and other income of $4,168 as compared to $24,270 during the 2007 First Quarter. The decrease is attributed to higher levels of cash held during the 2007 First Quarter versus the 2008 First Quarter.

During the 2008 First Quarter the Company recorded a total of $635,456 for additions to mineral property interests, of which $109,282 was attributed to exploration activities on the Santa Fe Property and $526,174 for exploration activities on the Mina Real Project. Exploration, development and pre-production activities conducted in the 2008 First Quarter are described in "Exploration Projects" in this MD&A.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at August 31, 2007, the Company had working capital of $684,866 compared to $768,740 as of May 31, 2007. The Company anticipated that additional financing may be required to adopt a more aggressive exploration program, make capacity and recovery improvements to the mill and related infrastructure, and provide adequate working capital for operations. As a result the Company completed a brokered private placement on October 27, 2007 which raised gross proceeds of $4,000,000 through the issuance of 2,000,000 units at a price of $2.00 per unit (the "Units"). Each Unit comprised one common share and one-half warrant. Each full warrant entitles the holder to acquire an additional common share for $2.25 for a period of 18 months.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of August 31, 2007

                                          PAYMENTS DUE BY PERIOD
                            -------------------------------------------------
                             LESS THAN     1 TO 2    GREATER THAN
                              1 YEAR        YEARS       2 YEARS       TOTAL
                                 $            $            $            $
                            ----------   ----------   ----------   ----------
Contractual Obligations
    Long-term debt             950,760      368,740            -    1,319,500
                            ==========   ==========   ==========   ==========

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2007 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Revenue Recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

Recent Accounting Pronouncements

Effective June 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at August 31,2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company 's financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

TRANSACTIONS WITH RELATED PARTIES

During the 2008 and 2007 First Quarter the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                          2008         2007
                                                         FIRST        FIRST
                                                        QUARTER      QUARTER
                                                           $            $

Accounting and administration                             17,370       15,496
Management fees                                                -       19,500
Professional fees                                         44,144       15,000
                                                      ----------   ----------
                                                          61,514       49,996
                                                      ==========   ==========

These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at August 31, 2007, accounts payable and accrued liabilities include $24,659 (August 31, 2006
- $25,996) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective November 23, 2006, the Company entered into an agreement with Empire, to provide investor relations services under which the Company has agreed to pay a monthly fee of $6,000. The options vest on a quarterly basis over a twelve month period. The agreement may be terminated with written 30 days notice. During the 2008 First Quarter, the Company paid $18,000 to Empire. On October 26, 2007, the Company granted Empire a further 35,000 options with an exercise price of $2.15 per share, subject to vesting provisions.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 29, 2007, there were 32,305,351 issued and outstanding common shares. In addition there were 3,229,500 stock options outstanding at exercise prices ranging from $0.62 to $2.15 per share and 3,380,464 warrants outstanding, with exercise prices ranging from $0.80 to $2.75 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Alfredo Parra, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  October 29, 2007

/s/ Alfredo Parra
----------------------------------
Alfredo Parra,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Jose Manual Silva, the Chief Financial Officer, of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending August 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  October 29, 2007

/s/ Jose Manuel Silva
-----------------------
Jose Manuel Silva,
Chief Financial Officer